Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

JACK HENRY & ASSOCIATES, INC.

the “Parent”

PEACHTREE ACQUISITION CORPORATION

the “Merger Sub”

and

GOLDLEAF FINANCIAL SOLUTIONS, INC.

the “Company”

Dated as of August 16, 2009

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		1
1.1	Definitions	1

ARTICLE II THE MERGER		7
2.1	The Merger	7
2.2	Effective Time	7
2.3	Closing of the Merger	8
2.4	Effects of the Merger; Further Actions	8
2.5	Charter and Bylaws	8
2.6	Board and Officers of the Surviving Corporation	8
2.7	Effect on Capital Stock	9
2.8	Company Options	9
2.9	Exchange Procedures	10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11
3.1	Incorporation; Authorization	12
3.2	Capitalization; Structure	13
3.3	Sufficiency of Assets	14
3.4	Financial Statements; SEC Reports; Absence of Changes	14
3.5	Undisclosed Liabilities; Material Adverse Effect	16
3.6	Litigation; Orders	17
3.7	Compliance with Laws; Permits	17
3.8	Contracts	18
3.9	Real Property	18
3.10	Taxes	18
3.11	ERISA	20
3.12	Environmental Matters	23
3.13	Intellectual Property	23
3.14	Brokers, Finders	25
3.15	Labor Matters	25
3.16	Insurance	25
3.17	Company Information	25
3.18	Opinion of Financial Advisor	25
3.19	Required Vote of the Company Stockholders	26
3.20	Required Consents	26
3.21	Affiliate Transactions	26

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
4.1	Incorporation; Authorization	26
4.2	Litigation	27
4.3	Financial Capability	28
4.4	Interim Operations of Merger Sub	28
4.5	Solvency of the Company Following the Merger	28

i

4.6	Proxy Statement Information	28
4.7	Brokers, Finders	28

ARTICLE V COVENANTS OF THE COMPANY AND PARENT		29
5.1	Investigation of Business; Access to Properties and Records	29
5.2	Agreement to Cooperate	29
5.3	Further Assurances	30
5.4	Conduct of Business	31
5.5	Public Announcements	33
5.6	Indebtedness	34
5.7	Directors’ and Officers’ Indemnification	34
5.8	Shareholder Approval	35
5.9	Restrictions on Parent and the Company	35
5.10	Merger Sub	35
5.11	Acquisition Proposals	35
5.12	Notice of Developments	36
5.13	State Takeover Laws	37
5.14	Exchange De-listing	37
5.15	Rule 16b-3	37
5.16	Shareholder Litigation	37
5.17	Benefit Plans	37

ARTICLE VI CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO CLOSE		38
6.1	Company Shareholder Approval	38
6.2	No Injunction	38

ARTICLE VII CONDITIONS OF PARENT’S OBLIGATION TO CLOSE		38
7.1	Covenants	38
7.2	Representations and Warranties	38
7.3	Certificate	38
7.4	Consents	38
7.5	Payoff Letters	38

ARTICLE VIII CONDITIONS TO THE COMPANY’S OBLIGATIONS TO CLOSE		39
8.1	Covenants	39
8.2	Representations and Warranties	39
8.3	Certificates	39
8.4	Merger Consideration and Other Payments	39

ARTICLE IX TERMINATION		39
9.1	Termination	39
9.2	Procedure and Effect of Termination	40
9.3	Limitation on Parent Liability	41

ARTICLE X MISCELLANEOUS		41
10.1	Notices	41
10.2	Governing Law	42

ii

10.3	Entire Agreement	42
10.4	Expenses	42
10.5	Counterparts	43
10.6	Successors and Assigns	43
10.7	Enforcement	43
10.8	Amendments and Waivers	44
10.9	No Implied Representation; Non-Survival	44
10.10	Construction of Certain Provisions	44
10.11	Headings	45
10.12	Knowledge	45
10.13	Third-party Beneficiaries	45
10.14	Partial Invalidity	45
10.15	Waiver of Jury Trial	45

SCHEDULES
Disclosure Schedule
Parent Disclosure Schedule

EXHIBITS
Exhibit A:	Officers of Surviving Corporation
Exhibit B:	Required Consents
Exhibit C:	Payoff Letters

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August [16], 2009, is by and among Jack Henry & Associates, Inc., a Delaware corporation (“Parent”), Peachtree Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Goldleaf Financial Solutions, Inc., a Tennessee corporation (“Company”).

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have determined to engage in a business combination transaction on the terms and subject to the conditions stated herein;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective shareholders to consummate the merger of Merger Sub with and into the Company on the terms and conditions set forth herein (the “Merger”) whereby the Company would be the surviving entity;

WHEREAS, the Board of Company has recommended that this Agreement be adopted by the Company’s shareholders;

WHEREAS, upon the consummation of the Merger, each issued and outstanding share of common stock, no par value, of the Company (the “Company Common Stock”) will be converted into the right to receive $0.98 per share in cash, upon the terms and subject to the conditions of this Agreement;

NOW, THEREFORE, in consideration of and reliance upon the premises and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE  I

CERTAIN DEFINITIONS

1.1           Definitions.  As used in this Agreement the following terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any bona fide written proposal, other than the Merger, regarding, (i) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or other similar transaction or series of related transactions involving the Company or any of its Subsidiaries as a result of which any Person would acquire the securities or assets described in either of clauses (ii) or (iii) below; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, constituting 10% or more of the total consolidated assets of the Company and its Subsidiaries, taken as a whole, or accounting for 10% or more of the total consolidated revenues of the Company and its Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; or (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person involving 10% or more of the outstanding shares of Company Common Stock.

“Affiliate” shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such first Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or to cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Alogent Notes” shall mean those certain promissory notes with an aggregate original principal amount of $7,000,000, delivered to former shareholders of Alogent Corporation, and having a 24 month term and a 7.0% annual interest rate, and convertible, at the option of the holder, into shares of Company Common Stock at a conversion price of $4.50 per share.

“Articles of Merger” shall have the meaning set forth in Section 2.2.

“Audited Financial Statements” shall have the meaning set forth in Section 3.4(a).

“Balance Sheet” shall have the meaning set forth in Section 3.4(a).

“Board of Directors” shall mean, with respect to any Person, the board of directors of such person.

“Business Condition” shall mean, with respect to any Person, the condition (business, financial or otherwise), assets and results of operations of such Person and its Subsidiaries taken as a whole.

“Certificate” shall mean, with respect to shares of Company Common Stock, certificates that, immediately prior to the Effective Time, represented any such shares, and with respect to Company Options, the appropriate corresponding documentation that, immediately prior to the Effective Time, represented such Company Options.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock Merger Consideration” shall have the meaning set forth in Section 2.7(a).

“Company” shall have the meaning set forth in the Preamble.

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Equity Incentive Plans” shall have the meaning set forth in Section 2.8(a).

“Company Intellectual Property” shall have the meaning set forth in Section 3.13(b).

“Company Options” shall have the meaning set forth in Section 2.8(a).

“Company Permits” shall have the meaning set forth in Section 3.7(b).

“Company Plans” shall have the meaning set forth in Section 3.11(a).

“Company Required Governmental Approvals” shall have the meaning set forth in Section 3.1(d).

“Company Shareholder Approval” shall have the meaning set forth in Section 3.1(b).

“Confidentiality Agreement” shall have the meaning set forth is Section 5.1(b).

“Credit Facility” shall mean the Company’s Second Amended and Restated Credit Agreement with Bank of America, N.A., Wachovia Bank, N.A., and The People’s Bank of Winder, dated November 30, 2006, as amended on January 17, 2008, December 24, 2008, and February 18, 2009.

“DGCL” shall mean the Delaware General Corporation Law.

“Disclosure Schedule” shall have the meaning set forth in Article III.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Employee Benefit Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Encumbrance” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement) and any financing lease having substantially the same economic effect as any of the foregoing.

“End Date” shall have the meaning set forth in Section 9.1(b).

“Environmental Laws” shall mean all Laws relating to pollution, or protection of human health from Hazardous Materials or the environment (including, ambient air, surface water, groundwater, land surface or subsurface strata), including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, injunctions, judgments, licenses, notices, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

“Environmental Permits” shall mean any permit, approval, license or other authorization required for the Company to conduct its business under or issued pursuant to any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Financial Statements” shall have the meaning set forth in Section 3.4(a).

“Foreign Plans” shall have the meaning set forth in Section 3.11(d).

“GAAP” shall mean United States generally accepted accounting principles, as in effect from time to time, consistently applied with past practice.

“Governmental Authority” shall have the meaning set forth in Section 3.1(d).

“Governmental Order” shall have the meaning set forth in Section 3.6.

“Hazardous Materials” shall mean (i) any petroleum or petroleum products, radioactive materials, asbestos that is friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of poly-chlorinated biphenyls, and radon gas at levels exceeding the EPA guidance level of four picocuries per liter, and (ii) any chemicals, materials or substances defined as “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any applicable Environmental Law.

“Information Technology Assets” means the computer software, firmware, middleware, servers, systems, networks, workstations, data communications lines, and all other information technology equipment, used by and under the control of the Company and its Subsidiaries.

“Intellectual Property” means all United States intellectual property including without limitation all (i) trademarks, service marks and trade dress; (ii) patents and inventions and discoveries, whether patentable or not; (iii) Trade Secrets; (iv) copyrights; (v) all disclosures, applications and registrations for any of the foregoing; and (vi) all extensions, modifications, renewals, divisions, continuations, continuations-in-part, reissues, restorations and reversions related to any of the foregoing

“Intellectual Property Contract” means any material contract to which the Company or any of its Subsidiaries is a party that grants to the Company or any of its Subsidiaries a right to use the Intellectual Property of another Person, other than licenses for “off-the-shelf,” “shrinkwrap,” “click-wrap” or otherwise generally available software that has not been modified or customized for the Company or its Subsidiaries.

“Internal Controls” shall have the meaning set forth in Section 3.4(e).

“Interim Financial Statements” shall have the meaning set forth in Section 3.4(a).

“Knowledge of the Company” shall have the meaning set forth in Section 10.12.

“Knowledge of the Parent” shall have the meaning set forth in Section 10.12.

“Law” shall mean any United States federal, state or local or foreign law, statute, standard, ordinance, code, rule, regulation, or any similar provision having the force or effect of law.

“Lease” and “Leases” shall have the meaning set forth in Section 3.9(b).

“Leased Real Property” shall have the meaning set forth in Section 3.9(b).

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(b).

“Liabilities” shall have the meaning set forth in Section 3.5.

“Material Adverse Effect” shall mean an effect or change that individually or in the aggregate, as applicable, has a material adverse effect (A) on the Business Condition of the Company and its Subsidiaries taken as a whole (that is not cured prior to Closing), other than the following changes or effects: (i) those generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the general financial, credit or securities markets in the United States, including effects on such industries, economy or markets resulting from (a) any regulatory and political conditions or developments, (b) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (c) any pandemic or natural disaster; (ii) those reflecting or resulting from changes or proposed changes in Law or GAAP (or the interpretation thereof) generally applicable to companies engaged in the industries in which the Company and its Subsidiaries operate; (iii) those resulting from actions or omissions of the Company or any of its Subsidiaries which Parent has requested or to which Parent has consented, in each case in writing; (iv) those which have resulted proximately from the announcement of the Merger or this Agreement or the transactions contemplated hereby (including any loss or departure of employees, or adverse developments in relationships with customers, suppliers, distributors, financing sources, strategic partners or other business partners, to the extent but only to the extent so resulting); or (v) any decline in the market price or trading volume of the Company Common Stock or any failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings; or (B) on the ability of the Company to consummate timely the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning set forth in Section 3.8.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Common Stock” shall have the meaning set forth in Section 2.7(c).

“Obligations” shall mean the obligations described in the Credit Facility and the Alogent Notes.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Schedule” shall have the meaning set forth in Article IV.

“Parent Required Governmental Approvals” shall have the meaning set forth in Section 4.1(d).

“Paying Agent” shall have the meaning set forth in Section 2.9(a).

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, or other form of business or legal entity.

“Plans” shall have the meaning set forth in Section 3.11(a).

“Proxy Statement” shall have the meaning set forth in Section 5.8.

“Qualified Plans” shall have the meaning set forth in Section 3.11(a).

“SEC” shall mean the Securities and Exchange Commission.

“SEC Reports” shall have the meaning set forth in Section 3.4(b).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Employee” shall have the meaning set forth in Section 5.4(b)(viii).

“Special Meeting” shall have the meaning set forth in Section 5.8.

“Subsidiary” or “Subsidiaries” shall mean any corporation, partnership, joint venture or other legal entity of which the Company (either alone or through or together with any other Subsidiary thereof), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall mean an Acquisition Proposal (except that solely for purposes of the definition of “Superior Proposal” all references in the definition of “Acquisition Proposal” to “10%” shall be deemed to be references to 25%) that the Board of Directors of the Company believes in good faith, after consultation with its legal and financial advisors, (i) if consummated would be more favorable to the Company or its shareholders from a financial point of view than the transactions contemplated by this Agreement, taking into account the terms and conditions of such a proposal and likelihood and timing of consummation thereof and all legal, financial, regulatory and other aspects thereof, the identity of the Person making the proposal, and the Company’s liability to pay the fee set forth in Section 9.2(b) hereof and (ii) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax Return” shall have the meaning set forth in Section 3.10(c).

“Taxes” shall have the meaning set forth in Section 3.10(b).

“TBCA” shall mean the Tennessee Business Corporation Act.

“Tennessee Secretary” shall have the meaning set forth in Section 2.2.

“Trade Secrets” shall mean information, without regard to form, including, but not limited to, technical, nontechnical or financial data, a formula, pattern, compilation, program, device, method, technique, process, or plan that: (A) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

ARTICLE  II

THE MERGER

2.1           The Merger.  At the Effective Time, and subject to and upon the terms and conditions of this Agreement and in accordance with the TBCA, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease.  The Company shall continue as the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) under the laws of the State of Tennessee, and as of the Effective Time shall be a wholly-owned subsidiary of Parent.

2.2           Effective Time.  As soon as practicable after the satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII, but on or prior to the Closing Date, the Company, Parent and Merger Sub will cause the articles of merger with respect to the Merger meeting the applicable requirements of the TBCA (“Articles of Merger”) to be executed and filed with the Secretary of State of the State of Tennessee in accordance with the provisions of the TBCA.  The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”), or at such later time as is agreed between the parties and specified in the Articles of Merger (“Effective Time”).  If the Tennessee Secretary requires any changes in the Articles of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub, Parent and/or the Company shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

2.3           Closing of the Merger.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of each of the conditions contained in Articles VI, VII and VIII, the closing of the Merger (“Closing”) shall take place at 10:00 a.m., Central time, on the second business day after satisfaction or waiver of the conditions set forth in Articles VI, VII and VIII (the “Closing Date”), at the offices of Harwell Howard Hyne Gabbert & Manner, P.C., 315 Deaderick Street, Nashville, Tennessee, unless another time, date or place is agreed to in writing by the parties hereto.

2.4           Effects of the Merger; Further Actions.

(a)           From and after the Effective Time, the Merger shall have the effects set forth in the Articles of Merger and in the applicable provisions of the TBCA.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation following the Merger, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation following the Merger.

(b)           If at any time after the Effective Time any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or the Company, the authorized officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

(c)           At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, or the holders thereof, all shares of Company Common Stock shall no longer be outstanding and shall automatically cease to exist and each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive for each share of Company Common Stock, the Common Stock Merger Consideration in accordance with Section 2.7(a).  Notwithstanding anything to the contrary herein, upon surrender of any Certificate representing fractional shares of Company Common Stock, the holder thereof shall be paid the cash value of such fraction, which shall be equal to such fraction multiplied by the Common Stock Merger Consideration.

2.5           Charter and Bylaws.  At the Effective Time:

(a)           The Charter of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)           The bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

2.6           Board and Officers of the Surviving Corporation.  At the Effective Time:

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation following the Merger, each to hold office until the earlier of such individual’s resignation or removal or until a successor is duly elected and qualified, as the case may be.

(b)           The officers of the Surviving Corporation following the Merger shall be the persons set forth on Exhibit A attached hereto, each to hold office until the earlier of such individual’s resignation or removal or until a successor is duly elected and qualified, as the case may be.

2.7           Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)           Conversion of Company Common Stock.  Subject to the terms and upon the conditions herein, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.7(b)) shall be converted into the right to receive an amount equal to $0.98 in cash without interest (“Common Stock Merger Consideration”).

(b)           Cancellation of Company-Owned Stock and Parent-Owned Stock.  Each share of Company Common Stock that is owned by Parent, Merger Sub or the Company (or any of their respective direct or indirect wholly-owned Subsidiaries) issued and outstanding immediately prior to the Effective Time (i) shall automatically be cancelled and retired, and (ii) shall cease to exist, and no consideration shall be delivered in respect thereto.

(c)           Common Stock of Merger Sub.  Each share of common stock, par value $0.0001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)           Restricted Company Common Stock.  Except as separately agreed to in writing prior to Closing by Parent and any Person holding restricted shares of Company Common Stock, all such restrictions which remain in effect immediately prior to the Effective Time shall immediately lapse and such Company Common Stock will be treated for all purposes in accordance with Section 2.7(a) hereof.

2.8           Company Options.  Subject to and upon the terms and conditions herein, all stock options (the “Company Options”) granted under a stock option plan set forth on Section 3.2 of the Disclosure Schedule, and individual stock option grants that are not governed by the terms of a stock option plan but that were made pursuant to a single form of option grant, (together the “Company Equity Incentive Plans”), or otherwise, which remain outstanding and unvested immediately prior to the Effective Time shall immediately vest and become exercisable pursuant to the provisions of the Company Equity Incentive Plans at the Effective Time. Pursuant to the terms hereof, all Company Options shall be immediately cancelled concurrently with the Effective Time and each holder of a Company Option that is outstanding immediately prior to the Effective Time shall be entitled to receive an amount in cash equal to the product of (i) the number of shares (or fraction thereof) of Company Common Stock subject to such Company Option at the time of such cancellation, multiplied by (ii) the positive difference between (A) the Common Stock Merger Consideration, and (B) the per share exercise price of such Company Option.  In the event that the per share exercise price of a Company Option exceeds the Common Stock Merger Consideration, such Company Option shall be cancelled pursuant to the terms hereof concurrent with the Effective Time without payment therefor.

2.9           Exchange Procedures.

(a)           Paying Agent.  Prior to the Effective Time, for the benefit of holders of Company Common Stock and Company Options, Parent shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company), a bank or trust company reasonably acceptable to the Company to act as agent for the payment of the cash amounts contemplated pursuant to Section 2.7(a) and Section 2.8 upon surrender of Certificates in accordance with this Article II (“Paying Agent”), from time to time at or after the Effective Time. Prior to the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent cash in the amounts sufficient for the payment of the aggregate amounts payable pursuant to Section 2.7(a) and Section 2.8.

(b)           Exchange Procedure.  Promptly following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (the “Letter of Transmittal”) in customary form (with no representations or warranties other than with respect to ownership) that specifies that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates in exchange for the amount of cash such holder shall be entitled to receive pursuant to Section 2.7(a) and Section 2.8. Following the Closing, upon surrender of a Certificate for cancellation to the Paying Agent, together with such Letter of Transmittal, duly completed and validly executed, and such other documents as reasonably may be required by the Paying Agent consistent with this Section 2.9, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares or options formerly represented by such Certificate shall have been converted pursuant to Section 2.7(a) and Section 2.8, and the Certificate so surrendered shall forthwith be cancelled.  Parent’s agreement with the Paying Agent shall provide that, upon surrender of a Certificate for cancellation to the Paying Agent, any holder of shares of Company Common Stock (including shares issuable upon the exercise of Company Options) shall be entitled to receive payment of (1) the amount of cash such holder shall be entitled to receive pursuant to Section 2.7(a) in respect of the shares of Company Common Stock, and (2) the amount of cash such holder shall be entitled to receive pursuant to Section 2.8(a) in respect of any Company Options held by such holder on the Closing Date.

(c)           Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common

Stock or Company Options that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or for any other reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Unclaimed Funds.  All funds held by the Paying Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year after the Effective Time shall be returned to Parent, after which time any holder of unsurrendered Certificates shall look as a general creditor only to the Surviving Corporation for payment of such funds to which such holder may be due, subject to applicable Law.  None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(e)           Lost Documents.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the amount of cash contemplated pursuant to Section 2.7(a) or Section 2.8, as the case may be.

(f)            Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and Company Options such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. state, local, or foreign tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock and Company Options in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

ARTICLE  III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent that, except as disclosed (i) to the extent it is reasonably apparent that such disclosure relates to the representations and warranties contained herein, in any report, schedule or form filed with, or furnished to, the SEC after December 31, 2007 and prior to August 1, 2009, and publicly available prior to the date of this Agreement (other than any forward-looking disclosures set forth in any risk factor section and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), or (ii) in the disclosure schedule dated as of the date of this Agreement delivered by the Company to Parent (“Disclosure Schedule”):

3.1           Incorporation; Authorization.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  Each of the Subsidiaries of the Company is duly organized, validly existing and, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, in good standing under the Laws of the jurisdiction of its organization.  Each of the Company and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be duly qualified to transact business, has not had or would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. True and complete copies of the Charter and bylaws, or other organizational documents (in each case, together with all amendments thereto) of the Company and each of its Subsidiaries have been delivered or made available to Parent.  The Company and the Subsidiaries are not in material default or in violation of any provisions of their respective organizational documents.

(b)           The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of the shareholders of the Company as required by the TBCA (“Company Shareholder Approval”), to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings or actions on the part of the Company, the Board of Directors of the Company or the shareholders of the Company are necessary to authorize the execution and delivery of this Agreement, to perform the Company’s obligations hereunder and, except for the Company Shareholder Approval, to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company, and, assuming the due execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except for (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting the rights of creditors generally and (ii) the effect of equitable principles of general application.

(c)           The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Charter or bylaws, or similar organizational documents, of the Company or any of its Subsidiaries, (ii) violate or conflict with any provision of or result in the imposition of any lien upon or the creation of a security interest in any of the Company’s or any of its Subsidiaries’ assets or properties, or (iii) violate or conflict with any Law to which the Company or any of its Subsidiaries is subject, except as described in the Disclosure Schedule or for those that, in the case of clauses (ii) and (iii) above, would not have a Material Adverse Effect.

(d)           No material registrations, filings, applications, notices, consents, approvals, orders, qualifications, authorizations or waivers are required to be made, filed, given or obtained by the Company or any of its Subsidiaries with, to or from any foreign, federal, state, local or other governmental or administrative authority or regulatory agency, commission, department or other governmental or administrative subdivision, court, tribunal or body (each, a “Governmental Authority”) in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) those set forth in the Disclosure Schedule, (ii) those arising from the Exchange Act, (iii) the filing and recordation of appropriate merger documents as required by the TBCA and other appropriate documents with the relevant Governmental Authorities of other states in which the Company is authorized to do business, (iv) applicable requirements of the Nasdaq Global Market, or (v) those that become applicable solely as a result of the status or identity of Parent or its Affiliates (clauses (i) through (v) collectively, the “Company Required Governmental Approvals”).

(e)           The Board of Directors of the Company, at a meeting duly called and held, unanimously adopted resolutions that are in full force and effect as of the date of this Agreement, (i) approving and declaring advisable the Merger and this Agreement, (ii) declaring that the Merger and this Agreement are fair and in the best interests of the Company’s shareholders, (iii) recommending that the Company’s shareholders approve and adopt this Agreement, and (iv) exempting, to the extent necessary, this Agreement and the transactions contemplated hereby from the restrictions of the Tennessee Business Combination Act.

(f)            The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the other transactions contemplated hereby is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock.

(g)           Dissenters’ rights under Chapter 23 of the TBCA are not available to the Company’s shareholders for the transactions contemplated by this Agreement.

3.2           Capitalization; Structure.

(a)           The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock.  As of the date of this Agreement, (i) 19,463,238 shares of Company Common Stock are issued and outstanding (including 240,000 shares of restricted Company Common Stock described in (iii) below; (ii) no shares of Company Preferred Stock are issued and outstanding; (iii) 3,333,308 shares of Company Common Stock have been reserved for issuance under the Company Equity Incentive Plans, of which Company Options to purchase 2,528,156 shares of Company Common Stock are currently outstanding and 240,000 shares of restricted Company Common Stock are currently outstanding; and (iv) 1,555,556 shares of Company Common Stock have been reserved for issuance pursuant to the Alogent Notes, of which no shares of Company Common Stock are currently outstanding. The Company holds 19,454 shares of its capital stock in its treasury.  Except as set forth in this Section 3.2 or as set forth in the Disclosure Schedule, neither the

Company nor any of its Subsidiaries has issued, granted or entered into any options, warrants, calls, commitments, securities, agreements or other rights of any kind to acquire, or any securities that, upon conversion, exchange or exercise would require or give any Person the right to require the issuance, sale or transfer of, or obligations to issue, sell or transfer, shares of capital stock of any class of, or other debt obligations of or equity interests in, the Company or of any of its Subsidiaries.

(b)           Section 3.2 of the Disclosure Schedule sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each Subsidiary.  Except as otherwise set forth in the Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized, have been validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive rights, redemption rights or repurchase rights and, at Closing, will be owned by the Company directly or indirectly, free and clear of all Encumbrances that would prevent any Subsidiary of the Company from conducting its business as of the Effective Time in substantially the same manner such businesses are conducted on the date hereof, or Encumbrances imposed by applicable securities laws.

(c)           Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote with the stockholders of the Company on any matter.

(d)           There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock of the Company or any of its Subsidiaries.

(e)           To the Knowledge of the Company, each Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Plan under which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (iii) has a grant date identical to the date on which the Company’s Board of Directors or committee thereof actually awarded such Option, and (iv) qualifies for the tax and accounting treatment afforded to such Option in the Company’s Tax Returns and the financial statements included in the Company’s SEC Reports.

3.3           Sufficiency of Assets.  The assets of the Company and its Subsidiaries constitute assets sufficient in all material respects to conduct the business of the Company and its Subsidiaries as conducted as of the date of this Agreement.

3.4           Financial Statements; SEC Reports; Absence of Changes.

(a)           Prior to the date hereof, the Company has made available (i) the Company’s Form 10-K for 2008 including an audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2008 (“Balance Sheet”), and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2008 (including the notes thereto) (the “Audited

Financial Statements”) and (ii) the Company’s Form 10-Q for the quarter ended March 31, 2009 including the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2009 and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows for the quarter ended March 31, 2009 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared, in all material respects, in conformity with the practices consistently applied by the Company and its Subsidiaries in the immediately preceding fiscal periods (except as may be indicated in the notes thereto to the contrary or, in the case of the Interim Financial Statements, as permitted by the instructions to Form 10-Q promulgated by the SEC) and present fairly, in all material respects, the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries, for the periods and as of the dates set forth therein, in each case in conformity with GAAP, subject, in the case of the Interim Financial Statements, to normal year-end audit adjustments.  The books and records of the Company and its Subsidiaries are being maintained in accordance with GAAP and all other applicable legal and accounting requirements and reflect actual transactions.

(b)           Since January 1, 2007, the Company and its Subsidiaries have filed or furnished, and will file or furnish after the date of this Agreement, as applicable, all required reports, schedules, forms, certifications, and other documents required to be filed by them with the SEC under the Securities Act or the Exchange Act as the case may be (together with all exhibits and schedules thereto and documents incorporated therein by reference, the “SEC Reports”).  At the time filed or to be filed after the date of this Agreement (or if amended or superseded by a subsequent filing, at the time of such subsequent filing) or declared effective, the SEC Reports (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, and in each case the published rules and regulations of the SEC thereunder, each as applicable to the SEC Reports, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           Since March 31, 2009, the Company and its Subsidiaries have conducted the businesses of the Company and its Subsidiaries, taken as a whole, only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

(i)            any material loss, damage or destruction to, or any material interruption in the use of, the Company’s assets (whether or not covered by insurance);

(ii)           any declaration, setting aside or payment of any dividend or other distribution in respect of the Company Common Stock;

(iii)          any amendment to the charter or bylaws of the Company, or any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv)          any changes of its methods of accounting or accounting practices in any respect other than those required by GAAP;

(v)           any “off balance sheet” transaction;

(vi)          any material transaction or any other material action taken outside the ordinary course of business or inconsistent with its past practices; and

(vii)         any agreement or commitment to take any of the actions referred to in clauses (i) through (vi) above.

(d)           (i) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act); (ii) such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is recorded or made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which periodic reports required under the Exchange Act are being prepared; and (iii) such disclosure controls and procedures are currently effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(e)           (i) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act (“Internal Controls”) and (ii) such Internal Controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of Company financial statements for external purposes in accordance with GAAP.

(f)            There are no outstanding loans or extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 of the Exchange Act) or director of the Company.  The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 thereof.

3.5           Undisclosed Liabilities; Material Adverse Effect.  Except as set forth in Section 3.5 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding claims, liabilities, or indebtedness (whether accrued, absolute, contingent or otherwise, and whether due or to become due) (“Liabilities”), except Liabilities (i) disclosed in the Financial Statements; (ii) incurred after the date of the Interim Financial Statements in the ordinary course of business or in connection with this Agreement or the Merger or the other transactions contemplated hereby; (iii) that have been discharged or paid in full prior to the date hereof; (iv) that are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied; or (v) that, individually or in the aggregate, would not be material to the Company and its Subsidiaries taken as whole. Since the date of the Interim Financial Statements, there has not occurred any circumstance or event that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect.

3.6           Litigation; Orders.  Except as set forth in Section 3.6 of the Disclosure Schedule, there are no lawsuits; actions; administrative, arbitration or other proceedings; or governmental investigations pending against the Company or any of its Subsidiaries.  To the Knowledge of the Company, there are no lawsuits, actions or other proceedings or governmental investigations threatened against the Company or any of its Subsidiaries that, as of the date of this Agreement, seek to restrain or prohibit or otherwise challenge the consummation, legality or validity of the transactions contemplated hereby. Except as set forth in the Disclosure Schedule there are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a Governmental Authority or by an arbitrator (each a “Governmental Order”) against the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been since January 1, 2007, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2007, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity, in each case that currently restricts in any material respect the conduct of its business, its credit or risk management policies, its management or its business, nor has the Company or any of its Subsidiaries been advised since January 1, 2007, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such order or supervisory letter.

3.7           Compliance with Laws; Permits.

(a)           Except as set forth in Section 3.7 of the Disclosure Schedule, to the Knowledge of the Company neither the Company nor any of its Subsidiaries is in violation of, or has been given written notice of any material violation of, any Law.

(b)           Except as set forth in Section 3.7 of the Disclosure Schedule, the Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals that are material to the Company and its Subsidiaries that are necessary to conduct their businesses substantially as presently conducted (collectively, “Company Permits”).  The Company and its Subsidiaries are not in material violation of the terms of any Company Permits.

(c)           Neither the Company nor any of its Subsidiaries maintains or conducts, or has maintained or conducted, any business, investment, operation or other activity in or with: (i) any country or person targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control; or (ii) any person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office.

3.8                                 Contracts.  Section 3.8 of the Disclosure Schedule contains a list of all written or oral contracts, agreements, guarantees or other commitments to which the Company or any Subsidiary is a party and which fall within any of the following categories: (i) “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) joint venture, partnership and similar agreements; (iii) any contract with an employee of the Company or any Subsidiary that provides for employment for a fixed term or for severance benefits upon termination; (iv) contracts that contain minimum noncontingent purchase conditions or requirements in excess of $150,000 in fiscal year 2008 (or for fiscal year 2009, $75,000 through June 30, 2009); (v) any agreement pertaining to any acquisition, divestiture, merger or acquisition of assets that contain representations, covenants, indemnities or other obligations, whether fixed or contingent, that are on this date still in effect; (vi) any agreement prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries; and (vii) indentures, mortgages, promissory notes, loan agreements, guarantees of amounts in excess of $150,000, letters of credit or other agreements or instruments of the Company or any Subsidiary or commitments for the borrowing or the lending of amounts in excess of $150,000 by the Company or any Subsidiary.  The contracts and other commitments described in this Section 3.8 are collectively referred to as “Material Contracts,” whether or not listed in Section 3.8 of the Disclosure Schedule.  All of the Material Contracts are valid and binding obligations of the Company or a Subsidiary and, to the Knowledge of the Company, the valid and binding obligation of each other party thereto, except as would not have a Material Adverse Effect.  Neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in violation of or in default in respect of, nor has there occurred any event or condition which with the passage of time or giving of notice (or both) could constitute a default under, any Company Material Contract which, in any such case, would have a Material Adverse Effect.

3.9                                 Real Property.

(a)                                  Neither the Company nor any of its Subsidiaries owns any real property.

(b)                                 Section 3.9 of the Disclosure Schedule sets forth a list of the locations for the real properties leased or subleased by the Company and its Subsidiaries (each, a “Lease” and collectively, the “Leases”; the property covered by Leases is referred to herein as the “Leased Real Property”).  Each of the Leases constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles, or except as would not have a Material Adverse Effect.  Each Lease is in full force and effect, and the Company or a Subsidiary holds a valid leasehold interest in the Leased Real Property, subject to the terms of the applicable Lease.

3.10                           Taxes.

(a)                                  Except as set forth in the Disclosure Schedule: (i) the Company and its Subsidiaries have duly and timely filed with the appropriate taxing authorities all material Tax Returns required to be filed by the Company and its Subsidiaries; (ii) such Tax

Returns were correct and complete in all material respects, and (iii) the Company and its Subsidiaries (X) have timely paid in full all material Taxes of the Company and its Subsidiaries shown on such Tax Returns, and (Y) have not given or requested with respect to the Company and its Subsidiaries any waivers of statutes of limitations or extensions of time with respect to an assessment of deficiency in connection with any Taxes or Tax Returns, except as would not have a Material Adverse Effect. There are no material liens for Taxes upon the assets of the Company or of its Subsidiaries except for statutory liens for current Taxes not yet due.  Except as set forth in the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any unpaid deficiency or assessment from any taxing authority with respect to material Taxes or material Tax Returns of the Company or any of its Subsidiaries.  Except as set forth in the Disclosure Schedule, no dispute, claim, adverse adjustment or deficiency for any Taxes has been proposed, asserted or assessed (in each case, in writing) against the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person under Treasury Regulation 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.  The unpaid Taxes of the Company and its Subsidiaries (i) did not as of March 31, 2009 exceed the reserve for Taxes (other than deferred Taxes established to reflect book-tax timing differences) set forth on the Company’s financial statements and (ii) do not exceed by a material amount that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

(b)                                 For the purposes of this Agreement, “Taxes” shall mean all federal, state, local and foreign taxes, charges, fees, imposts or other governmental assessments, of any kind whatsoever, including all net income, gross income, sales, use, franchise, profits, service, gross receipts, capital, ad valorem, value added, transfer, inventory, capital stock, license, social security, unemployment, severance, stamp, recording, occupation, withholding, payroll, employment, excise, or property taxes and estimated taxes, custom duties, fees or assessments, together with interest and any penalties with respect thereto.

(c)                                  For purposes of this Agreement, “Tax Return” shall mean any return, declaration, report, estimate, schedule, information return or other document (including any related or supporting information) with respect to Taxes, including any amendments thereto.

(d)                                 There are no material Encumbrances for unpaid Taxes on any assets of the Company or any of its Subsidiaries.

(e)                                  Except as set forth in the Disclosure Schedule, there is no material pending audit, examination, investigation, dispute, proceeding or claim to any Taxes on the Company or any of its Subsidiaries.

(f)                                    Except as set forth in the Disclosure Schedule, the Company and its Subsidiaries have withheld or collected and paid over to the appropriate Taxing authority or deposited in accordance with applicable Laws all material Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g)                                 Except as set forth in the Disclosure Schedule, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, and no such waivers of statutes of limitation or extensions have been requested from the Company or any Subsidiary.

(h)                                 Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) owes any material amount under any Tax sharing, indemnification or allocation agreement (other than a written agreement between or among the Company and its Subsidiaries), (iii) is or has ever been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than a written agreement or written understanding between or among the Company and its Subsidiaries) or (iv) has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar Law).

(i)                                     No closing agreements, private ruling letters, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries have outstanding any ruling request, request for consent to change a method of accounting, subpoena or request for information with or from a Taxing authority in connection with any Tax matter.

(j)                                     Except as disclosed in the Disclosure Schedule, neither the Company nor any of its Subsidiaries has or has ever had a fixed place of business or permanent establishment in any foreign country.

3.11                           ERISA.

(a)                                  The Disclosure Schedule contains a true and complete list of all employee benefit plans, arrangements, policies, payroll practices or commitments (whether or not an Employee Benefit Plan), including any bonus plans, incentive plans, deferred compensation plans, vacation plans, stock purchase and stock option plans, profit-sharing, savings, retirement, life, health, disability or accident insurance plans, equity plans, and severance plans, programs and policies maintained, contributed to, sponsored or participated in by the Company and its Subsidiaries in which any current or former employees, officers, contractors or directors (or their dependents) of the Company or its Subsidiaries participate or with respect to which the Company or its Subsidiaries has or could have any direct or indirect, actual or contingent liability or obligation (individually each a “Plan” or “Company Plan” and collectively, the “Plans” or the “Company Plans”).  The Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”).  None of the Company, the Company’s Subsidiaries nor any of their respective ERISA Affiliates has any liability with respect to any Employee Benefit Plan other than the Company Plans.

(b)                                 With respect to each Qualified Plan, either (i) the Internal Revenue Service has issued a favorable determination letter or, in the case of a prototype plan, a current opinion letter with respect to such Qualified Plan and the related trust within the preceding three years that has not been revoked or (ii) such Qualified Plan has applied to the Internal Revenue Service for a favorable determination letter, which application remains pending on the date hereof and, to the Knowledge of the Company, there are no facts or existing circumstances that would reasonably be expected to result in denial of such application. To the Knowledge of the Company, there are no facts or existing circumstances that could adversely affect the qualified status of any Qualified Plan or the related trust.

(c)                                  (i)  All Plans are in material compliance with and have been administered in material compliance with all applicable requirements of Law, including the Code and ERISA, and have been operated in accordance with their terms; (ii) no “prohibited transaction” (as defined in Section 4975 of the Code) has occurred with respect to any Plan which would subject any Plan (or its related trust), the Company or any of its Subsidiaries to a material tax or penalty imposed under Section 4975 of the Code; (iii) no Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (a “Title IV Plan”) or a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code (a “Multiemployer Plan”) and the Company has not incurred any material liability under Title IV of ERISA which has not been satisfied in full, and no event has occurred and no condition exists that would result in the Company incurring a material liability under Title IV of ERISA; and (iv) none of the Company, its Subsidiaries or any of their respective ERISA Affiliates is required to contribute to, or during the six-year period ending on the Closing Date will have been required to contribute to, a Multiemployer Plan.

(d)                                 All Company Plans maintained outside the United States by the Company or any of its Subsidiaries (“Foreign Plans”) are maintained in material accordance with applicable law and their terms, and there are no material undisclosed liabilities with respect to such plans or arrangements.

(e)                                  No Company Plan provides medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of employment, other than pursuant to Section 4980B of the Code or as mandated by applicable Law.

(f)                                    Except as disclosed in the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will neither entitle any current or former employee or other service provider of the Company or any Subsidiary to severance benefits or any other payment under any Company Plan nor cause any amounts payable under any Company Plan to fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.  The Company has provided copies of all agreements with employees that provide any form of severance benefits.

(g)                                 With respect to each of the Plans, all contributions or premium payments due and payable on or before Closing have been timely made, and to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with customary accounting practices.

(h)                                 With respect to each Plan, the Company has heretofore delivered or made available to Parent true and complete copies of each of the following documents: (i) a copy of the Plan (including all amendments thereto) and any insurance policies, trust agreements or other funding vehicles related to any Plan; (ii) a copy of the four (4) most recent annual reports, if required to be filed with the Internal Revenue Service under ERISA (including schedules, attachments, financial statements, and accountant’s opinion); (iii) a copy of the most recent Summary Plan Description (as defined in ERISA), if applicable; (iv) with respect to each Qualified Plan, the most recent determination letter received from the Internal Revenue Service; (v) all collective bargaining or other agreements pursuant to which contributions to a Company Benefit Plan have been made or an obligation incurred by the Company or any Subsidiary; and (vi) all material communications with any governmental entity (including the DOL, the Internal Revenue Service and the PBGC).

(i)                                     The terms of each of the Company Plans which is a “nonqualified deferred compensation plan” within the meaning of Code section 409A (and associated Treasury Department guidance, including, but not limited to, all transition guidance) comply with Code section 409A (and associated Treasury Department guidance, including, but not limited to, all transition guidance), each such “nonqualified deferred compensation plan” has been operated in compliance with Code section 409A (and associated Treasury Department guidance, including, but not limited to, all transition guidance), and no such “nonqualified deferred compensation plan” has been materially modified within the meaning of Code section 409A (and associated Treasury Department guidance).  None of the Company, the Subsidiaries, nor any of their respective ERISA Affiliates has any indemnity obligation for any Taxes imposed under Code section 409A.

(j)                                     To the extent permitted by applicable law and the applicable Company Plan, each Company Plan can be amended or terminated at any time, without consent from any other party and without liability other than for benefits accrued as of the date of such amendment or termination (other than charges incurred as a result of such termination).  Each of the Company, the Subsidiaries, and each of their respective ERISA Affiliates has made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Company Plan and applicable law, and each of the Company, the Subsidiaries, and each of their respective ERISA Affiliates shall continue to do so through the Closing.

(k)                                  No Company Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the Securities and Exchange Commission or any other governmental entity, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.  With respect to each Company Plan for which financial statements are required by ERISA, there has been no adverse change in the financial status of such Company Plan since the date of the most recent such statements provided to Parent. Each Company Plan that is intended to qualify under Code section 401(a) so qualifies and its related trust is exempt from taxation under Code section 501(a).

(l)                                     Each Company Plan that is a pension plan within the meaning of ERISA section 3(2) (regardless of whether the plan is covered by ERISA) but is not qualified under Code section 401(a) or 403(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to ERISA sections 201(2), 301(a)(3) and 401(a)(1).  No assets of the Company or any ERISA Affiliates are allocated to or held in a “rabbi trust” or similar funding vehicle.

(m)                               No event has occurred and there exists no condition or set of circumstances that presents a material risk that any Qualified Plan has or is likely to experience a partial termination within the meaning of Code section 411(d)(3).

3.12                           Environmental Matters.  Except as would not have a Material Adverse Effect: (i) the operations and activities conducted by the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and Environmental Permits; (ii) the Company and its Subsidiaries are not subject to any pending or, to the Knowledge of the Company, threatened action by or before any Governmental Authority under any Environmental Law; and (iii) to the Knowledge of the Company there has been no release of any Hazardous Material into the environment by the Company or its Subsidiaries, except to the extent such release is not in violation of or does not give rise to any liability under any applicable Environmental Laws.

3.13                           Intellectual Property.

(a)                                  Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of all (i) registered Intellectual Property owned by the Company and its Subsidiaries, indicating for each registered item the registration or application number, the record owner and the applicable filing jurisdiction, and (ii) material unregistered Intellectual Property and domain names owned by the Company and its Subsidiaries.

(b)                                 There are no pending or, to the Knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any other person’s Intellectual Property.  To the Knowledge of the Company, (i) the conduct of the current business of the Company and its Subsidiaries does not misappropriate, infringe or otherwise violate any United States Intellectual Property of any other Person, and (ii) either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property material to their respective businesses as currently conducted (“Company Intellectual Property”), and all such rights shall survive unchanged the consummation of the transactions contemplated in this Agreement.

(c)                                  In the past five years, neither the Company nor any of its Subsidiaries has made any claim of misappropriation, infringement or other violation by others of its rights in, to or in connection with the Intellectual Property of the Company or any of its Subsidiaries.  To the Knowledge of the Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of the Company or any of its Subsidiaries.

(d)                                 The transactions contemplated by this Agreement will not place the Company or its Subsidiaries in breach or default of any Intellectual Property Contract, or trigger any modification, termination or acceleration or cause any additional fees to be due thereunder, or create any license under or Encumbrance on Intellectual Property owned by the Parent or its Subsidiaries.  Each Intellectual Property Contract is valid and binding on the Company and/or its Subsidiaries, as applicable and, to the Knowledge of the Company, is valid and binding on each other party thereto, except as would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in breach or default under any such Intellectual Property Contract. No party to any Intellectual Property Contract has given the Company or its Subsidiaries notice of its intention to cancel, terminate, change the scope of rights under, or fail to renew any Intellectual Property Contract

(e)                                  The Company and its Subsidiaries take reasonable actions to protect, maintain and preserve the (A) operation and security of their Information Technology Assets, (B) confidentiality of material data, information, and Trade Secrets owned, held or used by the Company or its Subsidiaries, and (C) the material Intellectual Property owned by the Company and its Subsidiaries (including by having and enforcing a policy that appropriate employees, consultants and agents execute non-disclosure and invention assignment agreements for the benefit of the Company and/or its Subsidiaries).  The Company and its Subsidiaries abide by all Laws and internal policies regarding the collection, use and disclosure of personally identifiable and other confidential information, including customer and client information.  To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ current employees have any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by the Company in the operation of its business, which patents or applications have not been assigned or licensed to the Company.

(f)                                    The Intellectual Property owned by the Company and its Subsidiaries is not subject to any pending or outstanding order, judgment, injunction, decree, ordinance, regulation or ruling of any Governmental Authority that question or seek to cancel, limit, challenge or modify the ownership, validity, enforceability, registerability, use or right to use the Intellectual Property owned by the Company and its Subsidiaries, or that would restrict, impair or otherwise materially adversely affect the Company’s or its Subsidiaries’ use thereof or their rights thereto. To the Knowledge of the Company, the material Intellectual Property owned by the Company and its Subsidiaries is valid and enforceable, subject to any registration requirements applicable before any unregistered Intellectual Property may be enforced.

(g)                                 Operations at the Company’s data centers have not been interrupted in the last three years in a manner that materially impaired the ability of the Company to deliver its products and services to customers.

3.14                           Brokers, Finders.  Except for the Company’s relationship with Raymond James and as set forth in the Disclosure Schedule, neither the Company, any of its Subsidiaries, nor any party acting on their behalf has employed, paid or become obligated to pay any fee or commission to any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement or the sale process undergone by the Company and its financial advisors leading to this transaction who or that might be entitled to a fee or commission in connection with such transactions.

3.15                           Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization applicable to their respective employees. Neither the Company nor any of its Subsidiaries is subject to a dispute, strike or work stoppage, except as would not, individually or in the aggregate, result in any material liability to the Company or any of its Subsidiaries.  There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

3.16                           Insurance.  Neither the Company nor any of its Subsidiaries has received any written notice, or, to the Knowledge of the Company, threats of cancellation or non-renewal of, or, since March 31, 2009, any material increase of premiums with respect to, any material policies of insurance currently maintained by the Company and its Subsidiaries.  To the Knowledge of the Company, there are no claims by the Company or any of its Subsidiaries under any of such policies relating to the business, assets or properties of the Company or its Subsidiaries as to which any insurance company is denying liability or defending under a reservation of rights or similar clause.

3.17                           Company Information.  The Proxy Statement will not at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to or the sufficiency of disclosures related to, Parent or Merger Sub.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by the Company with respect to information supplied by or related to Parent or Merger Sub.

3.18                           Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Raymond James, dated as of the date hereof, to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view.

3.19                           Required Vote of the Company Stockholders.  The affirmative vote of the holders of outstanding shares of Company Common Stock, voting together as a single class, representing at least a majority of all the votes then entitled to vote at a meeting of stockholders, is the only vote of holders of securities of the Company which is required to approve this Agreement, the Merger and the other transactions contemplated hereby.

3.20                           Required Consents.  Except as set forth on the Disclosure Schedule and Section 3.19 hereof, no consent or approval from any Person is required to approve or give full effect to this Agreement, the Merger and the other transactions contemplated hereby.

3.21                           Affiliate Transactions.  Except as set forth in the Disclosure Schedule, there are no Contracts or arrangements that are in existence as of the date of this Agreement under which the Company has any existing or future material liabilities between the Company or any of its Subsidiaries, on the one hand and, on the other hand, any (i) present officer or director of either the Company or any of its Subsidiaries or any person that has served as such an officer or director within the past two years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the Common Shares as of the date hereof, or (iii) to the Knowledge of the Company, any Affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries), in each case that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed (each, an “Affiliate Transaction”).  The Company has made available to Parent copies of each Contract or other relevant documentation (including any amendments or modifications thereto) available as of the date hereof providing for each Affiliate Transaction.

ARTICLE  IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure schedule dated as of the date of this Agreement delivered by Parent and Merger Sub to the Company (“Parent Disclosure Schedule”), each of Parent and Merger Sub hereby jointly and severally represents and warrants to the Company that:

4.1                                 Incorporation; Authorization.

(a)                                  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  Each of Parent and Merger Sub has all requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be duly qualified to transact business would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or have a material adverse effect on the Parent and its subsidiaries, taken as a whole, or prevent or delay the consummation of the Merger or the other transactions contemplated by this Agreement. True and complete copies of the certificate of incorporation and bylaws, or other organizational documents (in each case, together with all amendments thereto) of the Parent and Merger Sub have been delivered or made available to Company.  Parent and Merger Sub are not in material default or in violation of any provisions of their respective organizational documents.

(b)                                 Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, the performance of each of Parent’s and Merger Sub’s obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Merger Sub, and no other corporate proceedings or actions on the part of Parent or Merger Sub or the shareholders thereof are necessary to authorize the execution and delivery of this Agreement, to perform the Parent and Merger Sub’s obligations hereunder, and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except for (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting the rights of creditors generally and (ii) the effect of equitable principles of general application.

(c)                                  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the certificate of incorporation or bylaws, or similar organizational documents of Parent or Merger Sub, (ii) violate or conflict with any provision of, or result in the imposition of any lien upon or the creation of a security interest in any of the Parent’s or Merger Sub’s assets or properties, or (iii) violate or conflict with any Law to which Parent or Merger Sub is subject except for those that, in the case of clause (ii) and (iii) above, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or have a material adverse effect on the Parent and its Subsidiaries, taken as a whole, or prevent or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)                                 No registrations, filings, applications, notices, consents, approvals, orders, qualifications, authorizations or waivers are required to be made, filed, given or obtained by Parent or Merger Sub with, to or from any Governmental Authority in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) or (ii) the filing and recordation of appropriate merger documents as required by the DGCL and other appropriate documents with the relevant Governmental Authorities of other states in which the Merger Sub is authorized to do business (clauses (i) and (ii) above, collectively, the “Parent Required Governmental Approvals”).

4.2                                 Litigation.  There are no pending or, to the Knowledge of Parent, threatened actions, suits or proceedings, either at law or in equity, which would reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or have a material adverse effect on the Business Condition of Parent and its Subsidiaries, taken as a whole, or prevent or impede or delay the consummation of the Merger or the other transactions contemplated hereby.

4.3                                 Financial Capability.  Parent and Merger Sub have, or will have at Closing, all funds necessary for the consummation of the Merger and transactions contemplated by this Agreement, including any funds necessary to pay the Common Stock Merger Consideration and to repay the disclosed indebtedness of the Company that will be repayable (including at the option of the relevant creditor), and, in each case, all associated costs and expenses, upon or following consummation of the Merger and other transactions contemplated by this Agreement. Parent and Merger Sub have provided to Company all documentation evidencing access to such funds.

4.4                                 Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has engaged in no business and has incurred no liabilities other than in connection with the transactions contemplated by this Agreement.

4.5                                 Solvency of the Company Following the Merger.  Immediately after the Effective Time and after giving effect to the Merger and the transactions contemplated by this Agreement, the Company and each of its Subsidiaries will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts beyond its ability to pay as they become due.

4.6                                 Proxy Statement Information.  The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement on the date such Proxy Statement (and the date of any amendment or supplement thereto) is first sent or provided to shareholders of the Company will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company that is contained in the Proxy Statement or any amendment or supplement thereto.

4.7                                 Brokers, Finders.  Except as set forth in the Parent Disclosure Schedule, neither Parent nor any party acting on its behalf has employed, paid or become obligated to pay any fee or commission to any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who or that might be entitled to a fee or commission from the Company in connection with such transactions.

ARTICLE  V

COVENANTS OF THE COMPANY AND PARENT

5.1                                 Investigation of Business; Access to Properties and Records.

(a)                                  After the date of this Agreement, to the extent reasonably requested, upon reasonable advance notice and subject to applicable Law, the Company shall afford to the officers, employees and authorized representatives of Parent (including its attorneys and accountants and any financial institution providing or proposing to provide or underwrite financing in connection with the transactions contemplated hereby) reasonable access during normal business hours to the properties, books, contracts, commitments, personnel, financial and operating data and records of the Company and its Subsidiaries, and shall furnish to Parent or its authorized representatives, such additional information concerning the Company, its Subsidiaries and their properties, assets, employees, businesses and operations as shall be reasonably requested. Parent and Merger Sub covenant that any such access shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company or its Subsidiaries.

(b)                                 Any information provided to Parent or Merger Sub or their respective representatives pursuant to this Agreement shall be held by Parent, Merger Sub and their representatives in accordance with, and shall be subject to the terms of that certain Confidentiality Agreement, dated as of July 2, 2009 by and between the Company and Parent (the “Confidentiality Agreement”), which is hereby incorporated in this Agreement by reference as though fully set forth in this Agreement and shall continue in force until the Effective Time, at which time such Confidentiality Agreement shall terminate; provided that Parent, Merger Sub and the Company may disclose such information as may be necessary in connection with seeking the Parent Required Governmental Approvals, the Company Required Governmental Approvals and the Company Shareholder Approval; provided further that if this Agreement is terminated in accordance with Article IX of this Agreement prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect, in accordance with its terms.

5.2                                 Agreement to Cooperate.

(a)                                  Prior to Closing, subject to the terms and conditions of this Agreement, each of the Company, on the one hand, and each of Parent and Merger Sub, on the other hand, shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulations to consummate and make effective as promptly as practicable the Merger and other transactions contemplated by this Agreement; provided, however, except as otherwise provided in the Disclosure Schedule, and except as set forth specifically elsewhere in this Agreement, nothing herein shall require the Company or any of its Subsidiaries to make any out-of-pocket expenses, accrue any liability for its account or make any accommodation or concession to Parent, Merger Sub or any third-party in connection with the foregoing.  Neither the Company nor any of its Subsidiaries shall incur any expenses in connection with or related to this Agreement or the Merger in excess of $2,240,000 in the aggregate without Parent’s prior written consent.

(b)                                 In addition to and without limitation of the foregoing, each of Parent, Merger Sub and the Company undertakes and agrees to (i) file (and Parent agrees to cause any Person that may be deemed to be the ultimate parent entity or otherwise to control Parent to file, if such filing is required by Law) as soon as practicable, and in any event prior to ten business days after the date hereof, any form or report required by any other Governmental Authority, including, without limitation, any foreign antitrust authority, relating to antitrust, competition, trade or other regulatory matters, and (ii) take any act, make any undertaking or receive any clearance or approval required by any Governmental Authority or applicable Law. Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation, and (ii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed).  Parent and the Company shall take any and all commercially reasonable steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, or trade law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Effective Time to occur as soon as reasonably possible and to avoid any suit or proceeding, which would otherwise have the effect of preventing or delaying the Effective Time.  Each party shall (i) promptly notify the other party of any written communication to that party or its Affiliates from any Governmental Authority and, subject to applicable law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) not agree to participate, or to permit its affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications between them and their affiliates and their respective representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Merger (except that the Company shall be under no obligation of any kind to provide any other party documents, material or other information relating to the valuation of the Company or to alternatives to the proposed Merger and this Agreement).

5.3                                 Further Assurances.  Subject to the terms and conditions of this Agreement and not in limitation of any such provisions, including Section 5.2, each party hereby agrees to use all reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to satisfy all conditions to, and to consummate, the transactions contemplated by this Agreement and to carry out the purposes hereof, including to perform and cause to be performed any further acts and to execute and deliver and cause to be executed and delivered any documents that may be reasonably necessary to carry out the provisions of this Agreement; provided that, except as otherwise provided in this

Agreement, the Company shall not be required to pay any consideration for any third-party consent or waiver in excess of $250,000 in the aggregate.

5.4                                 Conduct of Business.

(a)                                  Except as otherwise permitted or required by the terms of this Agreement and the Disclosure Schedule, from the date of this Agreement until Closing (or earlier termination of this Agreement), the Company shall, and shall cause each of its Subsidiaries to, (i) operate and carry on its business only in the ordinary course consistent with past practice, (ii) use reasonable efforts consistent with good business practice to keep and maintain its respective assets and properties in normal operating condition and repair, reasonable wear and tear and damage by fire or other casualty excepted, and (iii) use reasonable efforts to maintain the present business organization of the Company and its Subsidiaries intact and preserve the goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having significant business relations with them in all material respects.

(b)                                 Except as contemplated by this Agreement, as set forth in the Disclosure Schedule or as otherwise required to maintain the business and assets of the Company and its Subsidiaries, consistent with past practice, the Company shall not, and shall not cause or allow any of its Subsidiaries to, without the prior consent in writing of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                                     amend its Charter or bylaws or equivalent organizational documents or amend the terms of their outstanding equity securities;

(ii)                                  issue or agree to issue (by the issuance or granting of options, warrants or rights to purchase Company Common Stock, Company Preferred Stock or other capital stock of the Company or otherwise) any shares of Company Common Stock or other capital stock of the Company, any securities exchangeable for or convertible into Company Common Stock or other capital stock of the Company, or any other securities, except that the Company may issue or agree to issue shares of capital stock of the Company upon exercise of the Company Options and the conversion of the Alogent Notes outstanding on the date hereof pursuant to the terms of such securities on the date hereof;

(iii)                               split, combine, or reclassify any shares of Company Common Stock or other capital stock of the Company or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of Company Common Stock or other capital stock of the Company, except for the payment of dividends or distributions by a wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary;

(iv)                              redeem, purchase or otherwise acquire for any consideration (A) any outstanding shares of its capital stock or securities carrying the right to acquire, or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such stock, (B) any other securities of the Company or any of its Subsidiaries, or (C) any interest in any of the foregoing;

(v)                                 except in the ordinary course of business consistent with past practice and for indebtedness incurred under the Credit Facility, incur any indebtedness for borrowed money in excess of $200,000;

(vi)                              make any acquisition or lease, assignment, transfer or disposition (or series of related acquisitions or leases, assignments, transfers or dispositions) of stock or assets of any third-party in excess of $200,000 in the aggregate other than inventory, supplies, or other assets in the ordinary course of business consistent with past practice;

(vii)                           merge or consolidate with any corporation or other entity, or adopt a plan of complete or partial liquidation, dissolution, bankruptcy, restructuring, recapitalization or other reorganization, other than transactions solely between or among the Company and/or among its wholly-owned Subsidiaries;

(viii)                        enter into, amend or modify any employment, consulting or similar contract with, or increase the compensation and/or benefits of any employee whose base salary is in excess of $75,000 as of the date of this Agreement (a “Significant Employee”);

(ix)                                except for increases in compensation and benefits that are required by applicable law or a contract or commitment in effect on the date of this Agreement, increase the compensation and/or benefits of employees in an amount in excess of 1% of the aggregate of all employees’ annual base salaries and wages, as of the date hereof;

(x)                                   (A) adopt, amend or terminate any Employee Benefit Plan, severance plan or collective bargaining agreement, except as required by law or by the terms of any such plan or agreement or any contract as in existence on the date of this Agreement, or (B) grant or make any loan, bonus, fees, incentive compensation, service award or other like benefit, to or for the benefit of any officer or Significant Employee except pursuant to the Employee Benefit Plans described in Section 3.11 of the Disclosure Schedule;

(xi)                                mortgage, pledge, or otherwise voluntarily encumber any part of its assets, tangible or intangible, other than pledges or encumbrances pursuant to the Credit Facility or other permitted borrowings in the ordinary course of business consistent with past practice;

(xii)                             except as required by GAAP, make any material change in its accounting principles or the methods by which such principles are applied for financial reporting purposes;

(xiii)                          pay, discharge, compromise, satisfy, cancel or forgive any debts or claims or rights of third parties (or series of rights, debts or claims) involving,

individually or in the aggregate, consideration in excess of $150,000 except in the ordinary course of business consistent with past practice;

(xiv)                         except as permitted under Section 5.4(b)(v), cancel or terminate, or amend, modify or waive in any material way the terms of, any agreement, contract or commitment to which it is a party or by which it or any of its assets are bound, which (A) provides for payment by or to the Company or its Subsidiaries in excess of $200,000 over the life of such agreement, contract or commitment or (B) involves the performance of services or the delivery of goods by or to the Company or its Subsidiaries of an amount or value in excess of $200,000 over the life of such agreement, contract or commitment, in each case, other than in the ordinary course of business consistent with past practice;

(xv)                            make an investment in, make a loan or advance or agreement to loan or advance to, enter into any joint venture, partnership or other similar arrangement for the conduct of business with, or guarantee indebtedness for borrowed money of any third-party or any portion of the assets of any Person that constitutes a division or operating unit of such third-party; for purposes of this Section 5.4(b)(xv) it is acknowledged and agreed that such transactions solely between the Company and any of its Subsidiaries shall not be prohibited;

(xvi)                         make, change or revoke any material Tax election, elect or change any method of accounting for Tax purposes, settle any material action in respect of Taxes or enter into any material agreement or contract in respect of Taxes with any Governmental Authority, except in each case, in the ordinary course of business or consistent with past practice;

(xvii)                      grant any license or sublicense or amend the terms of any material rights with respect to any Intellectual Property, other than in the ordinary course of business consistent with past practice;

(xviii)                   make any capital expenditures not contemplated by the capital expenditure budget previously made available to Parent;

(xix)                           enter into any new line of business or materially change its risk, investment, asset liability management and operating policies, except as required by applicable Law;

(xx)                              hire any new employee, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to any employee with a base salary and bonus opportunity of less than $200,000 per year; or

(xxi)                           agree, commit or resolve to do or authorize any of the foregoing.

5.5                                 Public Announcements.  The parties have agreed to an initial press release that shall be released as soon as practicable after the date hereof, and the parties further agree that any future press release or public announcement concerning the transactions contemplated hereby shall not be issued by the Company, Parent or Merger Sub without the prior consent of Parent and the Company, except as such release or public announcement may be required by Law, in which case the party required to issue the release or announcement shall allow Parent and the Company, as applicable, reasonable time to comment on such release or announcement in advance of its issuance.

5.6                                 Indebtedness.  On the Closing Date, simultaneously with Closing, Parent shall cause all outstanding Obligations to be paid in full, providing funds to the Company to do so if necessary, and immediately upon such payment and any other payments in connection thereto, cause the Credit Facility and Alogent Notes to be cancelled and be of no further force and effect.

5.7                                 Directors’ and Officers’ Indemnification.

(a)                                  For a period of six years from the Effective Time, the provisions of the Charter and bylaws, or similar organization documents, of the Surviving Corporation and of each of its Subsidiaries concerning elimination of liability and indemnification of directors and officers shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date of this Agreement an officer or director of the Company or of any such Subsidiary except as may be required by applicable law. From and after the Effective Time, Parent shall assume, be jointly and severally liable for with the Company, and honor, guaranty and stand surety for, and shall cause the Company to honor, in accordance with their respective terms, such obligations.  In addition to the foregoing, from and after the Closing Date, to the extent permitted by applicable law, Parent and the Surviving Corporation, jointly and severally, shall indemnify, hold harmless and defend each Person who is a current or former officer or director of the Company or any of its Subsidiaries against all losses and expenses (including all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages (including compensatory, punitive and consequential damages), demands, claims, actions, causes of action, assessments, deficiencies and other charges and attorneys’ fees) arising out of or pertaining to acts or omissions (or alleged acts or omissions) by them in their capacities as such, which acts or omissions occurred at or prior to Closing. To the maximum extent permitted by applicable law, the indemnification and related rights hereunder shall be mandatory rather than permissive, and Parent and/or the Surviving Corporation shall promptly advance expenses in connection with such indemnification to the fullest extent permitted under applicable law; provided that, to the extent required by law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. At Closing, Parent shall assume and become liable for, jointly and severally with the Surviving Corporation and each such Subsidiary, any liability and all obligations of the Company and each such Subsidiary under such provisions.

(b)                                 Parent agrees that the Company and, from and after the Effective Time, the Surviving Corporation, shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of directors’ and officers’ fiduciary and liability insurance maintained by the Company by purchasing a policy providing “tail” coverage for a period of not less than six years from the Effective Time with a carrier (or carriers) and in a form reasonably agreed upon by Company.  Parent shall make available to Company evidence of said coverage immediately prior to the Effective Time.

(c)                                  Following the Effective Time, the provisions of this Section 5.7 are (i) intended to be contractual rights for the benefit of, and shall be enforceable by, each Person entitled to indemnification hereunder, and each such Person’s heirs, representatives, successors or assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)                                 Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any director or officer in enforcing the indemnity and other obligations provided in this Section 5.7.

(e)                                  In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.

5.8                                 Shareholder Approval.  The Company shall, promptly after the date hereof, prepare and file with the SEC a proxy statement (the “Proxy Statement”) and thereafter use its reasonable best efforts to obtain Company Shareholder Approval at a meeting of the Company’s shareholders called for such purpose (the “Special Meeting”).

5.9                                 Restrictions on Parent and the Company.  Parent and the Company agree that, from and after the date hereof and prior to the Effective Time, and except as may be agreed in writing by the other parties hereto or as may be expressly permitted pursuant to this Agreement, it shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any action that could reasonably be expected to delay the consummation of the Merger or result in the failure to satisfy any condition to consummation of the Merger.

5.10                           Merger Sub.  Parent will take all action necessary (i) to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (ii) to ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or activities or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

5.11                           Acquisition Proposals.

(a)                                  Without limiting any of its other obligations under this Agreement, the Company agrees that it and its Subsidiaries and the officers and directors of it and its Subsidiaries shall not, and that it shall direct and use its reasonable best efforts to cause the Company’s and the Company Subsidiaries’ employees, agents, advisors and representatives (including any investment banker, attorney or accountant retained by it or any of the Company Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer (including without limitation an offer to shareholders of the Company) for, or a transaction to effect, an Acquisition Proposal; (ii) engage or participate in any negotiation concerning an Acquisition Proposal; (iii) provide any confidential information or data to any Person relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal; (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (v) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Acquisition Proposal, or propose or agree to do any of the foregoing.

(b)                                 Notwithstanding anything to the contrary contained in Section 5.11(a) or elsewhere in this Agreement, to the extent the Company receives an unsolicited Acquisition Proposal which did not result from any breach of Section 5.11(a) and the Board of Directors of the Company, after consultation with independent legal counsel, determines in good faith that any action otherwise prohibited by Section 5.11(a) is necessary for the Board of Directors of the Company to comply with its fiduciary duties under applicable law, the Company and its representatives may take any action otherwise prohibited by clauses (i), (ii) and (iii) of Section 5.11(a) with respect to (including, without limitation, participate in discussions or negotiations with, and furnish non-public information to, and afford access to the properties, books, records, officers, employees and representatives of the Company to) any Person after such Person has delivered, or that the Board of Directors of the Company believes in good faith is reasonably likely to deliver, to the Company a Superior Proposal; provided, however, that prior to taking such action, the Company shall (to the extent practicable) provide a minimum of 48 hours written prior notice to Parent to the effect that it is taking such action. Subject to such notice and to Article IX, in the event the Company receives a Superior Proposal, nothing contained in this Agreement shall prevent the Board of Directors of the Company from executing or entering into an agreement relating to such Superior Proposal, holding a meeting of the Company’s shareholders for the purpose of obtaining shareholder approval of the transactions contemplated by the Superior Proposal, and recommending such Superior Proposal to its shareholders, and taking any other act in furtherance of such Superior Proposal if the Board of Directors of the Company (after consultation with independent legal counsel and outside financial advisors) determines in good faith that such action regarding the Superior Proposal is necessary for the Board of Directors of the Company to comply with its fiduciary duties under applicable law; in such case, the Board of Directors of the Company may withdraw, modify or refrain from making its recommendation of the Merger and this Agreement.

5.12                           Notice of Developments.  Each party hereto shall give prompt written notice to the other party of (i) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause any representation or warranty made by such party in this Agreement, the Disclosure Schedule, the Parent Disclosure Schedule, or the Guarantee to be materially untrue or inaccurate and (ii) any failure by such other party to comply with, perform or satisfy any covenant, condition or agreement to be complied with, performed by or satisfied by it under this Agreement.

5.13                           State Takeover Laws.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar Law is or may become applicable to the Merger, the Company, Merger Sub and Parent shall each take such commercially reasonable actions as are necessary so that the transactions contemplated in this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions of this Agreement.

5.14                           Exchange De-listing.  Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Company Common Stock from the NASDAQ Global Market and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.15                           Rule 16b-3.  Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16                           Shareholder Litigation.  The Company shall control, and the Company shall give Parent the opportunity to participate in the defense of, any litigation brought by shareholders of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement; provided, however, that the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such litigation, or consent to the same, without the prior written consent of Parent.

5.17                           Benefit Plans.

(a)                                  If and to the extent reasonably requested by Parent, the Company shall amend or terminate any Company Plan; provided, however, any such amendment or termination shall comply with all applicable laws and shall not be required if (i) otherwise prohibited by the terms of any applicable collective bargaining agreements, or (ii) any such requested amendment or termination would cause the Company to incur any material liability or other material obligation.  Any such amendment or termination may be made conditional upon Closing provided that such amendment or termination become effective immediately prior thereto.

(b)                                 Parent agrees that it will notify the Company at least five (5) days prior to Closing as to (i) whether it wishes the Company to assign and transfer to Parent any of its health or other benefit plan policies of insurance and (ii) whether (A) it will continue to sponsor the Company’s 401(k) profit sharing plan either as a merged plan with Parent’s existing 401(k) profit sharing plan or as a separate plan or (B) it desires that the Company’s 401(k) profit sharing plan be terminated prior to Closing.

ARTICLE  VI

CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO CLOSE

The respective obligations of the Company, Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

6.1                                 Company Shareholder Approval.  This Agreement and the Merger shall have been approved and adopted by the requisite action of the shareholders of the Company.

6.2                                 No Injunction.  At the Closing Date, there shall be no Law or Governmental Order that is in effect that restrains or prohibits the consummation of the Merger; provided that, with respect to any Governmental Order, the party against whom such Governmental Order is directed shall have used its commercially reasonable efforts to have such Governmental Order vacated or lifted.

ARTICLE  VII

CONDITIONS OF PARENT’S OBLIGATION TO CLOSE

Parent’s obligation to consummate the Merger shall be subject to the satisfaction or waiver, on the Closing Date, of the following conditions:

7.1                                 Covenants.  The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to Closing.

7.2                                 Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date), except (i) for changes contemplated by this Agreement, and (ii) with respect to the representations and warranties made in Sections 3.1(d), 3.3, 3.4(b), 3.4(c), 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.12, 3.13, 3.14, 3.15, 3.16, 3.17, 3.20, and 3.21 (in each case, without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) where such failure to be true and correct, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Material Adverse Effect.

7.3                                 Certificate.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company indicating that the conditions provided in Sections 7.1 and 7.2 have been satisfied.

7.4                                 Consents.  The consents disclosed in Exhibit B attached hereto will have been obtained.

7.5                                 Payoff Letters.  The payoff letters disclosed in Exhibit C attached hereto will have been delivered.

ARTICLE  VIII

CONDITIONS TO THE COMPANY’S OBLIGATIONS TO CLOSE

The Company’s obligations to consummate the Merger are subject to the satisfaction or waiver, on the Closing Date, of all of the following conditions:

8.1                                 Covenants.  Each of Parent and Merger Sub shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to Closing.

8.2                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date), except where such failure to be true and correct has not had and would not reasonably be expected to materially impair, delay or prevent consummation of the Merger.

8.3                                 Certificates.  The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent indicating that the conditions provided in Sections 8.1 and 8.2 have been satisfied.

8.4                                 Merger Consideration and Other Payments.  The Paying Agent shall have received, concurrent with Closing, on behalf of the holders of outstanding shares of Company Common Stock and Company Options, the Common Stock Merger Consideration to be paid in accordance with Sections 2.7(a) and 2.8.  The Company shall have received all funds necessary to pay the Obligations and any other indebtedness of the Company that will be repayable concurrent with Closing (including at the option of the relevant creditor).

ARTICLE  IX

TERMINATION

9.1                                 Termination.  Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to Closing by:

(a)                                  the mutual written consent of the Company and Parent;

(b)                                 either Company or Parent, in the event that the Effective Time shall not have occurred on or before December 31, 2009 (the “End Date”); provided, however, that (i) the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available at any time during which any legal proceeding is pending between the Company and either Parent (or any of its Affiliates) or any Company shareholder(s) in connection with this Agreement or any of the transactions contemplated hereby, and (ii) the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose actions or omissions have been the cause of, or resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger prior to the End Date, or (B) the failure of the Effective Time to have occurred prior to the End Date;

(c)                                  either the Company or Parent, if an injunction, order, decree or ruling shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its reasonable best efforts to remove such injunction, order, decree or ruling as and to the extent required by this Agreement;

(d)                                 either the Company or Parent, if the Special Meeting (including any adjournments and postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any party whose breach of a representation or warranty or failure to fulfill any obligation under this Agreement caused the failure to obtain the Company Shareholder Approval;

(e)                                  either Company or Parent if before Closing the Board of Directors of the Company or any committee thereof shall have (i) materially breached the covenants set forth in Section 5.11; (ii) recommended a Superior Proposal or failed to publicly announce its recommendation against a Superior Proposal within ten business days after the first public announcement of or filing with the SEC regarding the Superior Proposal; (iii) withdrawn, modified or amended its approval or recommendation of this Agreement or the Merger or failed to reaffirm its approval or recommendation of this Agreement or the Merger within ten business days upon Parent’s reasonable request at any time after the first public announcement of or filing with the SEC regarding an Acquisition Proposal; (iv) have executed an agreement in principle or definitive agreement relating to a Superior Proposal or similar business combination with a third-party; or (v) have resolved to do any of the foregoing.

9.2                                 Procedure and Effect of Termination.

(a)                                  In the event of termination of this Agreement by a party hereto entitled to terminate this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.1(b), 9.2(b), and Article X shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any willful breach of any covenant or agreement of such party contained in this Agreement.

(b)                                 The Company shall pay to Parent a fee equal to $1,500,000 (the “Termination Fee”) by wire transfer of immediately available funds (i) in the event that this Agreement is terminated pursuant to Section 9.1 (e) or (ii) in the event that Parent or the Company terminates this Agreement pursuant to Section 9.1(d) and any Person shall have made an Acquisition Proposal (except that solely for purposes of this usage, all references in the definition of “Acquisition Proposal” to “10%” shall be deemed to be references to 25%) after the date of this Agreement which proposal has been publicly disclosed and not withdrawn prior to the termination of this Agreement by any party pursuant to Section 9.1(d).  The Termination Fee shall be payable no later than five business days after such termination. The Company acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Parent and Merger Sub would not enter into this Agreement.  The Company and Parent, on behalf of themselves and their Affiliates, agree that any payment required to be made pursuant to Section 9.2(b) shall be in full satisfaction of any expense reimbursement claims and shall represent liquidated damages and not a penalty, and shall be the exclusive remedy of the Parent and its Affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment in accordance herewith neither the Company nor its Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated herein.

9.3                                 Limitation on Parent Liability.  Notwithstanding anything to the contrary herein, the maximum aggregate liability of Parent and Merger Sub hereunder shall be limited to the sum of $20,000,000.  In no event shall the Company or its Affiliates seek or permit to be sought on behalf of the Company or its shareholders any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from the Parent Group or the Merger Sub in excess of this amount.

ARTICLE  X

MISCELLANEOUS

10.1                           Notices  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) five business days after being sent by registered or certified mail, return receipt requested, (ii) upon delivery, if hand delivered, (iii) one business day after being sent by prepaid overnight courier with guaranteed delivery, with a record of receipt, or (iv) upon transmission with confirmed delivery if sent by telecopy, in each case, to the appropriate address or number as set forth below.

(a)                                  Notices to the Company shall be addressed to:

Goldleaf Financial Solutions, Inc.

350 Technology Blvd., Suite 200

Norcross, Georgia 30092

Attn: G. Lynn Boggs

Facsimile: (678) 966-0877

with a copy to:

Harwell Howard Hyne Gabbert & Manner, P.C.

315 Deaderick Street

Suite 1800

Nashville, Tennessee 37238

Attn:  David Cox

Facsimile: (615) 251-1056

or at such other address and to the attention of such other Person as the Company may designate by written notice to the other party hereto.

(b)                                 Notices to Parent or Merger Sub shall be addressed to:

Jack Henry & Associates, Inc.

663 W. Highway 60

P.O. Box 807

Monett, Missouri  65708-8215

Attn:  Robert T. Schendel, General Counsel

Facsimile:  (877) 419-3299

with a copy to:

Stinson Morrison Hecker LLP

1201 Walnut Street, Suite 2900

Kansas City, Missouri 64106-2150

Attn:  Thomas J. Lynn

Facsimile: (816) 412-1242

or at such other address and to the attention of such other Person as Parent and Merger Sub may designate by written notice to the Company.

10.2                           Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TENNESSEE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

10.3                           Entire Agreement. This Agreement, the Disclosure Schedule, the Parent Disclosure Schedule, and the Confidentiality Agreement contain the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements, understandings, and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.

10.4                           Expenses.  Except as otherwise set forth in this Agreement or the Disclosure Schedule, each party shall be responsible for and shall pay all costs and expenses incurred by such party in connection with this Agreement and the transactions contemplated by this

Agreement, whether the Merger is or is not consummated.  No later than three (3) business days prior to the Closing Date, the Company shall deliver to Parent pay-off letters or final invoices for the parties disclosed in Section 10.4 of the Disclosure Schedule.  The pay-off letters or final invoices shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement.  All such amounts shall be paid by wire transfer from Company or Parent at or prior to Closing.

10.5                           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective against the parties that have executed and delivered the Agreement when one or more counterparts have been signed by Parent, Merger Sub and the Company and delivered to Parent, Merger Sub and the Company.

10.6                           Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors or assigns, heirs, legatees, distributees, executors, administrators and guardians. At the election of Parent, any direct or indirect wholly-owned subsidiary of Parent may be substituted for Merger Sub as a constituent corporation in the Merger, so long as such substitution would not reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any Company Required Governmental Approval or Parent Required Governmental Approval or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise, (iv) materially delay the consummation of the Merger or (v) otherwise negatively affect the Company or its shareholders. If the requirements of the previous sentence are met and Parent wishes to designate another wholly-owned direct or indirect subsidiary to be a constituent corporation in lieu of Merger Sub, then all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.

10.7                           Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article IX the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any federal or state court located in the Middle District of Tennessee, this being in addition to any other remedy which they are entitled at law or in equity.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in any federal or state court located in the Middle District of Tennessee. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 10.7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

10.8                           Amendments and Waivers.  This Agreement, and the terms and provisions of this Agreement, may be waived or amended only by an instrument or instruments in writing signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part of this Agreement or the right of any party thereafter to enforce each and every such provision. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

10.9                           No Implied Representation; Non-Survival. Notwithstanding anything contained in Article III or IV or any other provision of this Agreement, it is the explicit intent of each party hereto that the Company is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty or representation as to condition, merchantability or suitability as to any of the properties or assets of the business of the Company and its Subsidiaries, and it is understood that Parent and Merger Sub take the business of the Company and its Subsidiaries as is and where is. It is understood that any estimates, projections or other predictions contained or referred to in the Disclosure Schedule or the Parent Disclosure Schedule or in the materials that have been provided to Parent are not and shall not be deemed to be representations or warranties of the Company. The representations, warranties, and covenants (other than those covenants which by their terms contemplate performance after the Effective Time) in this Agreement shall terminate at the Effective Time.

10.10                     Construction of Certain Provisions.  It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule or the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the

Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement.

10.11                     Headings. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained in this Agreement mean Sections or Articles of this Agreement, unless otherwise stated.

10.12                     Knowledge. For the purposes of this Agreement references to the “Knowledge of the Company” in this Agreement, or words of similar import, shall mean the knowledge of the Company’s officers and division heads listed in Section 10.12 of the Disclosure Schedule, and references to the “Knowledge of Parent” in this Agreement, or words of similar import, shall mean the knowledge of Parent’s officers and division heads listed in Section 10.12 of the Parent Disclosure Schedule.

10.13                     Third-party Beneficiaries. Section 5.7, insofar as it relates to director and officer indemnification and insurance, shall inure for the benefit of, and shall be enforceable by, such directors and officers entitled to such indemnification. Except as otherwise provided by the terms hereof, this Agreement shall not confer upon any Person not a party hereto (or their successors and assigns permitted by Section 10.6) any rights or remedies hereunder.

10.14                     Partial Invalidity. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained in this Agreement, unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

10.15                     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PARENT:

JACK HENRY & ASSOCIATES, INC.

By:	/s/ Jack Prim
Name:	Jack Prim
Title:	CEO

MERGER SUB:

PEACHTREE ACQUISITION CORPORATION

By:	/s/ Jack Prim
Name:	Jack Prim
Title:	President

COMPANY:

GOLDLEAF FINANCIAL SOLUTIONS, INC.

By:	/s/ Lynn Boggs
Name:	Lynn Boggs
Title:	CEO